

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 5, 2008

Robert E. Harrison
Chairman, Chief Executive Officer and President
Alliance One International, Inc.
8001 Aerial Center Parkway
Morrisville, NC 27560

Re: **Alliance One International, Inc.**
Form 10-K for the fiscal year ended March 31, 2008
Filed June 30, 2008
Definitive Proxy Statement on Schedule 14A
Filed July 10, 2008
File No. 001-13684

Dear Mr. Harrison:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Max A. Webb
Assistant Director